Mail Stop 6010

      December 2, 2005



VIA U.S. MAIL AND FAX

Mr. Shuli Zhang
Chief Financial Officer
Genex Pharmaceutical, Inc.
1801 Guangyin Building
Youyibeilu, Hexi District
Tianjin City, China 300074


	Re:	Genex Pharmaceutical, Inc.
		Form 10-KSB for the period ending December 31, 2004
		Filed May 16, 2005
		File No. 333-102118


Dear Mr. Zhang:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


 Form 10-KSB for the period ending December 31, 2004

Management`s Discussion and Analysis - page 12

Liquidity and Capital Resources, page 13
1. Please revise to discuss the significant changes to the components of working capital. For example, we note that the amount due from related parties increased $791 thousand or 208% over the prior year.
Also, when you cite changes in components of working capital, explain the reasons for the changes. Revise as necessary.

Consolidated Balance Sheet, page F-3
2. Please tell us the purpose of the loans to officers, and discuss the consideration given to reflecting the advances as a reduction of stockholders` equity. If the stockholders` stock is collateral for the advance, it appears that the amount may, more appropriately, be reflected as a reduction of equity. See the related guidance in SAB
Topics 4E .

Consolidated Statement of Operations, page F-4
3. Net income per share is presented as a loss of $(0.06) per share.
Please revise as necessary.
4. We note on page 18 that you did not pay compensation to your chairmen or CEO in fiscal years 2003 and 2004. Please clarify if these unpaid salaries have been accrued and expensed in the period earned in the financial statements.

Note 3. Summary of Significant Accounting Policies, F-8

Revenue Recognition, page F-9
5. We note that you distribute your product principally through medical device resellers and distributors. Please describe the significant terms of your agreements with resellers and distributors, including payment, return, exchange, and other significant matters.
Explain and support when you believe it is appropriate to recognize revenue to distributors and resellers. We note that it takes 100 days for the entire process of your product. Please tell us how this impacts your revenue recognition. Revise to expand your revenue recognition policy to specifically address transactions with distributors and resellers. Refer to SFAS 48 as necessary.





Note 8. Equity Based Transactions, page F-15

6. Please explain, in greater detail, how you valued and recorded the
merger.  If KSE was purely a public shell, we would have expected you
to measure the cost of the acquisition by the value of KSE`s net tangible assets. However, if KSE was not a shell, we would have expected you to record the transaction at the fair market value of
KSE`s assets.    Please explain and support the entries that you
recorded in connection with the merger.

7. We note that Genex initiated a three-for-one stock dividend of the company`s common stock. Please reconcile this with the four-for-one forward split by way of a stock dividend disclosed in Note 1.

Form 10-QSB for the quarterly period September 30, 2005

Note 2. Basis of Presentation, page 5

Technological Know-How, page 6
8. Please tell us how you define "know-how." Clarify the specific nature of this technology or processes. Also, tell us how "know-how" can be sold, transferred, licensed, rented or exchanged with a contract, as discussed in paragraph 39 and A25 of SFAS 141.

Form 8-K filed November 16, 2005

9. We refer to your disclosure indicating that Genex has engaged
GC
Alliance Limited as its new auditor. The audit firm GC Alliance Limited is not recognized by the staff of the SEC. Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements prior to inclusion of their audit reports in SEC filings. The
demonstration
of an auditor`s knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings, including financial statements provided pursuant to Rule 3-
09 of Regulation S-X. Please note that registration with the PCAOB does not supercede existing means by which a firm demonstrates its knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information:
http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
#P3
13_42976. Therefore, we do not believe GC Alliance Limited should perform any significant audit procedures until GC Alliance Limited has demonstrated this knowledge and experience to the Office of the
Chief Accountant. In order to begin this process, GC Alliance
Limited
should inquire with the Office of the Chief Accountant (202-551-
5300)
and request the information to begin this process. Upon receipt of this request, the Office of the Chief Accountant will provide a letter outlining the steps and information necessary to complete the review. Please advise us of GC Alliance Limited`s plans to complete this process.

10. It has come to our attention that Genex Pharmaceutical filed an
Item 4.01 Form 8-K on November 16, 2005 with an Exhibit 16 letter purportedly from your former independent auditor, Kabani & Company.
We recently have come to understand that Kabani & Company did not provide this Exhibit 16 letter nor were they provided a copy of the
Form 8-K disclosure prior to filing. If true, please immediately file an amendment to your Item 4.01 Form 8-K to remove the Exhibit 16 letter and provide clear disclosure that the original Form 8-K filing inappropriately contained an Exhibit 16 letter from Kabani & Company that was never in fact issued by Kabani & Company. A signed Item
4.01 Form 8-K with an appropriately signed Exhibit 16 should follow.
Please tell us how this happened and the impact this has on management`s assessment on the effectiveness of internal reporting controls.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

?	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3554 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.



								Sincerely,



								Angela J. Crane
								Accounting Branch Chief
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Mr. Shuli Zhang
Genex Pharmaceutical, Inc.
December 2, 2005
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